

YUKON TERRITORY
NWT
BRITISH COLUMBIA
ALASKA
USA
ALBERTA
UNITED STATES OF AMERICA
PACIFIC OCEAN
CANADA
N
GASPARD
CLAIM
Atlin
Dease Lake
Fort Nelson
Stewart
Prince Rupert
Masset
Terrace
Kitimat
Houston
Smithers
Burns Lake
Fraser Lake
Vanderhoof
Fort St James
Mackenzie
Hudsons Hope
Fort St John
Dawson Creek
Chetwynd
Tumbler Ridge
Prince George
McBride
Quesnel
Wells
Williams Lake
Bella Bella
Bella Coola
100 Mile House
Lillooet
Ashcroft
Kamloops
Revelstoke
Golden
Merritt
Vernon
Salmon Arm
Kelowna
Penticton
Nelson
Castlegar
Cranbrook
Invermere
Kimberley
Whistler
Squamish
Vancouver
Hope
Abbotsford
Victoria
Sidney
Saanich
Tofino
Ucluelet
Port Hardy
Port Alice
Queen Charlotte City
Queen Charlotte Islands
Vancouver Island
Dixon Entrance
Hecate Str
Queen Charlotte Sound
Juan de Fuca Str
Coast Mountains
Rocky Mountains
Williston
Kinbasket L
Okanagan
Fraser
Columbia R
LEGEND
Provincial capital
Other populated places
Trans-Canada Highway
Major road
Ferry route
International boundary
Provincial boundary
Scale
100 0 100 200 300
km km
GASPARD
URANIUM PROSPECT
LOCATION
BRITISH COLUMBIA CANADA

Fig. 1 GASPARD URANIUM PROPERTY LOCATION MAP BC


Williams Lake
150 Mile House
St. Joseph Mission
141 Mile House
Alexis Creek
Riske Creek
Lac la Hache
Alkali Lake
108 Mile Ranch
100 Mile House
GASPARD
CLAIM
Dog Creek
Gang Ranch
93 Mile
Lone Butte
70 Mile House
Mineral Claims
Roads
100 Mile House
City /Municipality
Gang Ranch
Locality
10 km
N
GASPARD CLAIMS
LOCATION AND ACCESS

Fig. 2 GASPARD URANIUM PROPERTY REGIONAL LOCATION MAP



Fig. 3 GASPARD URANIUM PROPERTY MAP